Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT

THE FIRST EXTRAORDINARY GENERAL MEETING 2019

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the first extraordinary general meeting 2019 (the “EGM” or “Meeting”) held on Thursday, 19 December 2019. All resolutions were duly passed.

VOTING RESULTS AT THE EGM

The EGM was held on Thursday, 19 December 2019 at 9:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

As at the date of the EGM, the total issued shares of the Company were 28,264,705,000. With respect to Resolutions No. 3.1 and No. 3.2 proposed at the EGM, China Life Insurance (Group) Company holding    a total of 19,323,530,000 shares of the Company, representing approximately 68.37% of the total issued shares of the Company, was required to abstain and had abstained from voting on such resolutions, and the shares held by it were not counted towards the total number of shares entitling the shareholders to vote in respect of such resolutions. As a result, independent shareholders holding a total of 8,941,175,000 shares of the Company, representing approximately 31.63% of the total issued shares of the Company, were entitled to attend and vote on Resolutions No. 3.1 and No. 3.2 at the EGM. With respect to other resolutions proposed at the EGM, shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued shares of the Company, were entitled to attend and vote on such resolutions at the EGM. Save as disclosed above, there were no restrictions on any shareholder casting votes on any of the proposed resolutions at the EGM.

Shareholders and authorized proxies holding a total of 22,538,948,862 voting shares of the Company, representing 79.742382% of the total voting shares of the Company, attended the EGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the relevant provisions of laws and regulations including the Company Law of the People’s Republic of China (《 中 華 人民共和國公司法》), the Rules for Shareholders’ Meetings of Listed Companies (《上市公司股東大會規 則 》 ), the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’ Meetings of Listed Companies (《上海證券交易所上市公司股東大會網絡投票實施細則》) and the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting	35
including: number of holders of A Shares	34
number of holders of H Shares	1
Total number of shares with voting rights	22,538,948,862
including: total number of shares held by holders of A Shares	19,365,515,901
total number of shares held by holders of H Shares	3,173,432,961
Percentage to the total number of shares with voting rights	79.742382%
including: percentage of shares held by holders of A Shares	68.514835%
percentage of shares held by holders of H Shares	11.227547%

Note:	The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the holders of A Shares who attended the Meeting by way of online voting.

The Meeting was chaired by Mr. Wang Bin, the Chairman of the Board. Seven out of the eleven Directors of the Company attended the Meeting, while Non-executive Directors Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Independent Director Ms. Leung Oi-Sie Elsie were unable to attend due to other business commitments. Four out of the five Supervisors of the Company attended the Meeting, while Supervisor Mr. Song Ping was unable to attend due to other business commitments. Certain members of the Senior Management and the Board Secretary also attended the Meeting.

The poll results in respect of the resolutions proposed at the EGM are as follows:

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As ordinary resolutions
1	To consider and approve the election of Mr. Zhao Peng as an Executive Director of the sixth session of the Board of Directors of the Company	Holders of A Shares	19,365,076,401	99.997731	439,400	0.002268	100	0.000001	19,365,515,901
		Holders of H Shares	3,071,531,187	96.788910	89,120,324	2.808326	12,781,450	0.402764	3,173,432,961
		Total	22,436,607,588	99.545936	89,559,724	0.397355	12,781,550	0.056709	22,538,948,862

The resolution was duly passed as an ordinary resolution. The qualification of Mr. Zhao Peng as a Director of the Company is subject to the approval of the Beijing Bureau of the China Banking and Insurance Regulatory Commission.

2	To consider and approve the proposed amendments to the Procedural Rules for the Board of Directors’ Meetings
	The resolution was withdrawn by the Company and therefore no poll was counted for the resolution. Please refer to the announcement of the Company dated 13 December 2019 for details.

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3.1 To consider and approve the Company Framework Agreement and the Pension Company Framework Agreement, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2022 relating thereto	Holders of A Shares	41,985,901	100.000000	0	0.000000	0	0.000000	41,985,901
		Holders of H Shares	3,107,868,599	97.933961	181,140	0.005708	65,383,222	2.060331	3,173,432,961
		Total	3,149,854,500	97.960939	181,140	0.005633	65,383,222	2.033428	3,215,418,862

	The resolution was duly passed as an ordinary resolution.

	3.2 To consider and approve the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2022 relating thereto	Holders of A Shares	41,985,901	100.000000	0	0.000000	0	0.000000	41,985,901
		Holders of H Shares	3,112,013,619	98.064577	184,105	0.005802	61,235,237	1.929621	3,173,432,961
		Total	3,153,999,520	98.089849	184,105	0.005726	61,235,237	1.904425	3,215,418,862

	The resolution was duly passed as an ordinary resolution.

4	To consider and approve the renewal of the Framework Agreement for Daily Connected Transactions between the Company and China Guangfa Bank Co., Ltd	Holders of A Shares	19,365,515,801	99.999999	0	0.000000	100	0.000001	19,365,515,901
		Holders of H Shares	3,107,874,569	97.934149	4,342,490	0.136839	61,215,902	1.929012	3,173,432,961
		Total	22,473,390,370	99.709132	4,342,490	0.019267	61,216,002	0.271601	22,538,948,862
	The resolution was duly passed as an ordinary resolution.

As a special resolution
5	To consider and approve the proposed amendments to the Articles of Association of the Company
	The resolution was withdrawn by the Company and therefore no poll was counted for the resolution. Please refer to the announcement of the Company dated 13 December 2019 for details.

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of holders of A Shares who individually or in aggregate hold less than 5% of the shares of the Company in respect of the resolutions proposed at the EGM as follows:

Resolutions		For		Against		Abstain
		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
As ordinary resolutions
1	To consider and approve the election of Mr. Zhao Peng as an Executive Director of the sixth session of the Board of Directors of the Company	41,546,401	98.953220	439,400	1.046542	100	0.000238

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3.1 To consider and approve the Company Framework Agreement and the Pension Company Framework Agreement, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2022 relating thereto	41,985,901	100.000000	0	0.000000	0	0.000000
	3.2 To consider and approve the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2022 relating thereto	41,985,901	100.000000	0	0.000000	0	0.000000

4	To consider and approve the renewal of the Framework Agreement for Daily Connected Transactions between the Company and China Guangfa Bank Co., Ltd	41,985,801	99.999762	0	0.000000	100	0.000238

The full text of the resolutions is set out in the notice of the EGM dated 1 November 2019 and the circular dated 15 November 2019.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal adviser, acted as scrutineers for the vote-taking at the EGM.

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 19 December 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

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